Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 3, 2021

Relating to Preliminary Prospectus Supplement dated April 28, 2021 and

Prospectus dated April 27, 2021

Registration No. 333-253698

Aberdeen Income Credit Strategies Fund

$40,000,000

5.250% Series A Perpetual Preferred Shares

Pricing Term Sheet

May 3, 2021

The following sets forth the final terms of the 5.250% Series A Perpetual Preferred Shares, par value $0.001 per share (the “Preferred Shares”) and should only be read together with the preliminary prospectus supplement dated April 28, 2021, together with the accompanying prospectus dated April 27, 2021, relating to the Preferred Shares (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Aberdeen Income Credit Strategies Fund (the “Fund”)

Securities:	Perpetual

Type of Security:	Fixed-rate cumulative preferred stock

Title of the Securities:	5.250% Series A Perpetual Preferred Shares of Beneficial Interest, par value $0.001 per share

Liquidation Preference:	$25.00 per share

Rating:*	A2

Initial Aggregate Principal Amount Being Offered:	$40,000,000

Number of Preferred Shares:	1,600,000

Initial Public Offering Price:	100% of aggregate principal amount ($25 per Preferred Share)

Listing:

The Fund has applied to list the Preferred Shares on the New York Stock Exchange (“NYSE”). If the application is approved, the Preferred Shares are expected to commence trading on the NYSE under the symbol “ACP.P” within thirty days of the date of issuance.

Underwriting Discount:	$0.7875 per share (or $1,260,000 total)

Net Proceeds to the Issuer, before Expenses:	$38,740,000

Trade Date:	May 3, 2021

Settlement Date:	May 10, 2021

Dividend Rate:	5.250% (cumulative from May 10, 2021)

Dividend Payment Dates:

Every March 31, June 30, September 30 and December 31 (or, in each case, if such date is not a business day, the next succeeding business day) (each, a “Dividend Payment Date”), commencing on June 30, 2021.

Dividend Periods:

The first period for which dividends on the Preferred Shares will be calculated (each period, a “Dividend Period”) will commence upon the closing of the offering and each subsequent Dividend Period will be the period from and including a Dividend Payment Date to, but excluding, the next Dividend Payment Date.

Optional Redemption:

On or after June 30, 2026, the Fund may redeem in whole or from time to time in part outstanding Preferred Shares at a redemption price per share equal to the $25.00 per share liquidation preference plus an amount equal to all unpaid dividends and distributions accumulated through the date fixed for redemption (whether or not earned or declared by the Fund, but excluding interest thereon).

CUSIP / ISIN:	003057 205 / US0030572053

Underwriter:	UBS Securities LLC

*                                         A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Preferred Shares referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

Investors are advised to carefully consider the investment objective, risks and charges and expenses of the Fund before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contain a description of these matters and other important information about the Fund and should be read carefully before investing.

The Fund has filed a registration statement (including a prospectus) with the SEC and related prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Fund or the underwriter participating in the offering will arrange to send you the prospectus or prospectus supplement if you request it by calling UBS Securities LLC toll-free at 1-888-827-7275.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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